UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits at December 31, 2018 and 2017, and the statement of changes in net assets available for benefits for the year ended December 31, 2018, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2018, together with notes to financial statements, and Accuity LLP’s Report of Independent Registered Public Accounting Firms thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of Accuity LLP with respect to the incorporation by reference of the Plan’s financial statements and supplemental schedule in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 25, 2019	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Its Chairman

	By:	/s/ Kurt K. Murao
Kurt K. Murao
Its Secretary

Hawaiian Electric Industries

Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Hawaiian Electric Industries

Retirement Savings Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2018	3

Notes to Financial Statements December 31, 2018 and 2017	4–14

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2018	15

Exhibit

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator

Hawaiian Electric Industries Retirement Savings Plan and

Audit Committee and Pension Investment Committee of

Hawaiian Electric Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Accuity LLP

We have served as the Plan’s auditors since 2017.

Honolulu, Hawaii

June 25, 2019

Hawaiian Electric Industries

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31	2018	2017

Assets
Plan interest in Master Trust
Investments, at fair value	$522,926,338	$541,584,857
Notes receivable from participants	8,375,934	7,888,382
Participant contributions receivable	626,776	483,073
Employer contributions receivable	172,190	123,811
Due from Fidelity	26,561	5,174
Total assets	532,127,799	550,085,297

Liabilities
Accounts payable	6,270	6,687
Net assets available for benefits	$532,121,529	$550,078,610

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2018

Additions
Investment loss
Plan interest in Master Trust
Net depreciation in fair value of investments	$(43,679,410)
Dividends and interest	27,867,783
Total investment loss	(15,811,627)
Master Trust interest from notes receivable from participants	443,146
Revenue credit	111,960
Contributions
Participants	26,850,121
Employer	2,401,582
Rollover	760,984
Total contributions	30,012,687
Net additions	14,756,166
Deductions
Distributions to participants	(32,574,275)
Administrative expenses and other	(138,972)
Total deductions	(32,713,247)
Net decrease	(17,957,081)

Net assets available for benefits
Beginning of year	550,078,610
End of year	$532,121,529

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.                            Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the “Plan” or “HEIRS Plan”) was established by Hawaiian Electric Industries, Inc. (the “Company” or “HEI”) effective April 1, 1984.  The Plan is a defined contribution 401(k) plan that provides certain tax-qualified retirement benefits to eligible employees.  As of December 31, 2018, the participating employers in the Plan were HEI, Hawaiian Electric Company, Inc. (“Hawaiian Electric”), Maui Electric Company, Limited (“Maui Electric”), and Hawaii Electric Light Company, Inc. (“Hawaii Electric Light”) (collectively, the “Participating Employers”).  Effective January 1, 2019, Pacific Current was added as a participating employer in the Plan.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description:

a.                   Plan Administration

HEI is the Administrator of the Plan.  The board of directors of HEI has established the Hawaiian Electric Industries, Inc. Pension Investment Committee (the “PIC”) to oversee the administration of the Plan and the investment options offered under the Plan.  The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions.  The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan.  The members of the Administrative and Investment Committees are employees of HEI and its subsidiaries, and the Administrative and Investment Committees are chaired by a member of the PIC.

The Participating Employers and the Plan currently pay the Plan’s administrative fees.  The Plan’s trustee and certain of the mutual funds offered under the Plan also provide revenue credits to the Plan, which are used to pay for Plan administration, including recordkeeping.  Fees charged directly to the Plan that are not paid by revenue credits may be allocated to participant accounts.  Participants may also be assessed interest and fees related to participants’ notes receivable and withdrawals.

b.                   Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon one hour of service.  Bargaining unit employees are eligible to participate in the Plan upon becoming “regular” employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).  Except for automatic enrollment, which is described below, participation in the Plan is voluntary for eligible employees.

Effective January 1, 2015, HEI amended the HEIRS Plan to add an automatic enrollment feature under which eligible employees are automatically enrolled in the Plan unless they make an affirmative election otherwise. Generally, the automatic enrollment feature applies only to employees who are first employed by a Participating Employer in the HEIRS Plan after December 31, 2014.  Eligible employees are given a 60-day election period to opt-out of automatic enrollment or to make an affirmative salary reduction (401(k)) election.  If the employee is automatically enrolled, the employee is deemed to have elected a pre-tax 3% salary reduction (401(k)) contribution.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

c.                    401(k) Contributions

Employees participate in the Plan by making 401(k) contributions of up to 30% of compensation, subject to a federal tax limit of $18,500 in 2018.

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up 401(k) contributions, subject to a federal tax limit of $6,000 in 2018.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude discretionary bonuses, fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances and special executive compensation; and (b) include pre-tax elective contributions made by a Participating Employer to the Plan, a cafeteria plan or a pre-tax transportation spending plan.  Special executive compensation is noncash compensation and/or nonqualified deferred compensation, available only to a select group of management employees.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan.  The maximum limit was $275,000 in 2018.

A participant may designate all or a portion of the participant’s 401(k) contributions as Roth after-tax contributions.  To the extent a participant does not affirmatively designate a contribution as a Roth contribution, such contribution will constitute a pre-tax contribution.

d.                   Rollover Contributions

A participant or an eligible employee (whether or not a participant) may make a direct rollover to the Plan of an eligible rollover distribution from another qualified defined benefit or defined contribution plan.  The Plan may accept direct rollovers of after-tax amounts from qualified retirement plans. The Administrative Committee may consider traditional rollovers by eligible employees.  To protect the tax-qualified status of the Plan, the Administrative Committee may ask the eligible employee to provide an opinion of counsel or other evidence to establish that the requirements for a traditional rollover have been satisfied.

e.                    Matching Contributions for New Employees

Effective May 1, 2011, the Participating Employers began matching the 401(k) contributions of their respective participants who were first employed (or deemed to be new employees under Section 1.2 of the Retirement Plan for Employees of Hawaiian Electric Industries, Inc. and Participating Subsidiaries) after April 30, 2011.  The amount of the match is 50% of the first 6% of annual compensation deferred by the participant (i.e., maximum matching contribution of 3% of the participant’s annual compensation).

f.                     Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts.  Each participant is 100% vested in all of the participant’s subaccounts other than a matching contribution subaccount (if any).  A participant’s benefits equal the vested balance in the participant’s account at the time of distribution.  Each participant’s account is credited with the participant’s elective contributions, matching contributions, if applicable, rollover contributions, if any, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid directly by the Plan or charged directly to the participant’s account.  Administrative expenses, such as recordkeeping expenses, are paid in part through investment level expenses that are borne by participants in proportion to their investments in the designated investment options

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

that generate revenue credits for the Plan.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an Employee Retirement Income Security Act (“ERISA”) Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account.  Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments.  As of December 31, 2018 and 2017, the Plan offered various mutual funds and target-date funds and a unitized common stock fund that consisted of shares of HEI common stock and short-term liquid investments (the “HEI Common Stock Fund”).  Participants may change their investment elections at any time.  If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan comprising the HEI Common Stock Fund is designated as an employee stock ownership plan (“ESOP”).  Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment options become part of the ESOP component of the Plan.

Participants are not required to make any investment in the HEI Common Stock Fund, and there are two limitations on the amount a participant may invest in the HEI Common Stock Fund.  First, a participant may not direct more than 20% of any contribution to the HEI Common Stock Fund.  Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment options into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s or beneficiary’s total account balance.

At the end of June 2019, the HEI Common Stock Fund will be eliminated and replaced by a new investment structure that permits participants to invest directly in shares of HEI common stock rather than units in the HEI Common Stock Fund.

g.                   Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment.  Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance.  Retired participants may also receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment.  Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (“IRA”) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Distributions from the HEI Common Stock Fund are in the form of HEI common stock or, if the participant so elects, cash (with any fractional shares paid in cash).  Distributions of HEI Stock Ownership Plan subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.  However, unless rolled over, the balance of the unpaid note will be taxable to the participant.

h.                   Death Benefits

Upon the death of a participant, the full value of the participant’s vested account balance is payable as a death benefit to the participant’s designated beneficiary.

i.                      Withdrawals While Employed

Prior to termination of employment, 401(k) contributions (and income earned on such contributions prior to 1989) and certain other contributions may be withdrawn in the event of hardship.  A participant who receives a hardship withdrawal is prohibited from making additional 401(k) contributions to the Plan for six months following the hardship withdrawal.  The rules with respect to hardship withdrawals are expected to change after 2018 in response to the Tax Cuts and Jobs Act of 2017 and proposed Treasury Regulations.

Upon request, a participant may withdraw certain contributions (and the associated investment earnings), including certain tax-deductible (IRA) and voluntary after-tax contributions no longer permitted under the Plan and after-tax and Roth rollover contributions.

Participants who elect to invest in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.  If the dividends are reinvested, they are fully vested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her vested account balance once per year, except that in-service distributions are not permitted from a participant’s matching contribution subaccount.

j.                      Notes Receivable from Participants

Participants may borrow from their accounts.  All loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000, and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months minus the outstanding note balance from the Plan on the date the note is made, or 50% of the participant’s vested account balance.  The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years.  The interest rate on a note is set at the time a participant applies for the note.  The interest rate for 2018 and 2017 was 2 percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note was made.  All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution.  However, the participant’s

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

account will not be reduced until a distributable event occurs under the terms of the Plan.  Notes outstanding at December 31, 2018 bear interest at various rates ranging from 3.5% to 9.25%.  Principal and interest payments are made ratably through payroll deductions.  Participants are allowed up to two notes outstanding at any one time from the Plan.

k.                   Vesting

401(k) contributions, including catch-up contributions, are fully vested when made.  Matching contributions for participants first employed after April 30, 2011 are subject to a six-year graded vesting schedule as noted below, except that such amounts become fully vested when the participant attains age 65 if the participant is still employed by a Participating Employer or another subsidiary of HEI that is not a Participating Employer.

Vested
Years of Vesting Service	Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

l.                      Forfeitures

Plan forfeitures are used to pay Plan administrative expenses and to reduce Participating Employers’ matching contributions.  Forfeitures of terminated nonvested account balances used for the year ended December 31, 2018 totaled $129,018.  The ending balances in the forfeiture accounts at December 31, 2018 and 2017 were $148,472 and $124,290, respectively.

m.               Collective Bargaining Agreement

At both December 31, 2018 and 2017, approximately 49% of the electric utilities’ employees were members of the International Brotherhood of Electrical Workers, AFL-CIO, Local 1260, which is the only union representing employees of the electric utilities.

2.                            Summary of Significant Accounting Policies

a.                   Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

b.                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

c.                    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisors and trustee.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

See Note 3 for a discussion of fair value measurements.  Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

d.                   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is treated as a deemed distribution.  However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.

e.                    Payment of Benefits

The Plan records benefits when they are paid.

f.                     Expenses

Certain expenses of maintaining the Plan, such as legal, audit, consulting and recordkeeping fees, are paid directly by the Participating Employers and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net depreciation in fair value of investments.

g.                   Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

At December 31, 2018 and 2017, approximately 14% and 13%, respectively, of the Plan’s net assets available for benefits, consisted of HEI common stock in the HEI Common Stock Fund.

h.                   Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Employee Benefit Plan Master Trust Reporting, which removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. ASU No. 2017-06 also requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The Plan expects to adopt the amendments in ASU No. 2017-06 in 2019 retrospectively and has not yet determined the impact of adoption.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates the disclosure requirement of the amount of, reasons for and policy on transfers between Level 1 and Level 2

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

of the fair value hierarchy and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Plan is evaluating the impact of the new standard; however, the adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

i.                      Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

3.                            Fair Value Measurements

a.                   Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued using a market approach based on the daily closing price as reported on the active market in which the fund is traded.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

HEI Common Stock Funds

The HEIRS Plan and the ASB 401(k) Plan each maintain a separate employer stock fund held in the Master Trust.  The HEI Common Stock Funds primarily invest in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents and are valued at NAV using the market approach based on: (1) the closing price of the underlying HEI common stock held by the HEI Common Stock Funds reported on the last business day of the Plan year on the New York Stock Exchange and (2) the underlying cash equivalent investments in money market mutual funds valued at NAV.  The HEI Common Stock Funds trade daily without any prior redemption notice period (see Note 4 for further discussion of the interest in Master Trust).

Notes Receivable from Participants

The fair value of notes receivable from participants was estimated using a discounted cash flow analysis utilizing interest rates currently offered for new participant loans, and approximated its carrying value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.                   Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The following are the three levels of the fair value hierarchy under this standard:

Level 1             Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2             Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3             Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.                            Interest in Master Trust

All of the invested assets of the HEIRS Plan are held together with all of the invested assets of the American Savings Bank 401(k) Plan (“ASB 401(k) Plan”) in a master trust (the “Master Trust”) pursuant to a Master Trust Agreement between HEI and American Savings Bank, F.S.B. and Fidelity Management Trust Company (the “Trustee”).  Each participating plan has a divided interest in the HEI Common Stock Funds and notes receivable from participants and an undivided interest (participants do not hold direct interests) in the mutual funds in the Master Trust.

At both December 31, 2018 and 2017, the HEIRS Plan’s specific interest in the HEI Common Stock Funds was 85%.  The HEI Common Stock Fund is available only to the participants of the HEIRS Plan, and the HEI Common Stock Fund #2 is available only to the participants of the ASB 401(k) Plan.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses.  At both December 31, 2018 and 2017, the Plan’s interest in the assets of the Master Trust was approximately 80%.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The assets of the Master Trust and the Plan’s interest in the investments and notes receivable from participants were as follows:

December 31	2018	2017

Investments
Mutual funds	$563,569,821	$584,671,341
HEI Common Stock Funds	86,182,770	87,168,611
Total investments	$649,752,591	$671,839,952
Notes receivable from participants	$11,633,347	$11,316,673

Plan interest in Master Trust
Investments	$522,926,338	$541,584,857
Notes receivable from participants	8,375,934	7,888,382

The net loss and net transfers of the Master Trust and the Plan’s interest in the net loss of the Master Trust were as follows:

Year ended December 31	2018

Net appreciation (depreciation) in fair value of investments
Mutual funds	$(56,432,721)
HEI Common Stock Funds	991,857
Dividends and interest	34,426,883
Total investment loss	$(21,013,981)
Interest from notes receivable from participants	$622,326
Net transfers	(1,379,032)

Plan interest in Master Trust
Investment loss	$(15,811,627)
Interest from notes receivable from participants	443,146

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The Master Trust’s investments at fair value by level within the fair value hierarchy in each investment type were as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2018	(Level 1)	(Level 2)	Total

Investments
Mutual funds	$563,569,821	$—	$563,569,821
HEI Common Stock Funds	—	86,182,770	86,182,770
	$563,569,821	$86,182,770	$649,752,591

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2017	(Level 1)	(Level 2)	Total

Investments
Mutual funds	$584,671,341	$—	$584,671,341
HEI Common Stock Funds	—	87,168,611	87,168,611
	$584,671,341	$87,168,611	$671,839,952

Transfers between levels are recognized at the actual date of the event or circumstance that caused the transfer.  There were no transfers between levels of the fair value hierarchy during 2018.

There were no Level 3 investments held by the Master Trust as of December 31, 2018 or 2017.

The Trustee has the power and authority to borrow funds from a bank not affiliated with the Trustee in order to provide sufficient liquidity to process Plan transactions in each HEI Common Stock Fund in a timely fashion; provided that the cost of such borrowing shall be allocated to each HEI Common Stock Fund.  There were no such transactions for the Plan during 2018.

5.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation.  In the event of Plan termination, affected participants become 100% vested in their accounts to the extent then funded.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

6.                            Federal Income Taxes

The Plan and Master Trust are qualified under the Internal Revenue Code (“Code”) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code.  On January 16, 2015, the Internal Revenue Service (“IRS”) issued the latest favorable determination letter covering the Plan.  This latest determination letter does not cover amendments made to the Plan since January 1, 2013.  Because of changes in the IRS’s determination letter program, the Company will not be able to apply for periodic determination letters in the future.  The Company and its outside ERISA/tax counsel believe that the amendments made since January 1, 2013 meet applicable federal tax law requirements.

The Company is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and, as of December 31, 2018 and 2017, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the U.S. Department of Labor; however, there are currently no audits in progress.  The Company believes that the Plan is no longer subject to income tax examinations for tax years prior to 2015.

7.                            Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (“FMR”).  Fidelity Management Trust Company (“FMTC”), an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions under the prohibited transaction rules of ERISA for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program (“RCP”) for the Plan was implemented by FMTC under which credits are provided for the payment of expenses.  Certain recordkeeping, legal and consulting fees incurred by the Plan are included as administrative expenses in the Statement of Changes in Net Assets Available for Benefits because they are paid through the RCP.  During the year ended December 31, 2018, the RCP credits used to pay expenses amounted to approximately $53,000.  During the year ended December 31, 2018, fees for recordkeeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $45,000, and were paid through the RCP, and any amounts owing in excess of the revenue credits were paid by the Participating Employers.

Plan participants may elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments.  Since HEI is the Plan sponsor, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists.  During the year ended December 31, 2018, the Plan made purchases of approximately 222,000 units of the HEI Common Stock Fund for a total purchase price of approximately $6.5 million and sales of approximately 294,000 units of the HEI Common Stock Fund for total sales proceeds of approximately $8.6 million.

Hawaiian Electric Industries Retirement Savings Plan

EIN:  99-0208097, Plan:  003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2018

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Plan interest in the Master Trust		$522,926,338

*	Participant Loans	742 loans with interest rates from 3.5% to 9.25%, maturing 2019 through 2033	8,375,934
			$531,302,272

*     Party in interest

NOTE:

Participant loans are legally held by the Hawaiian Electric Industries Retirement Savings Plan and American Savings Bank 401(k) Plan Master Trust (“DFE”), however Form 5500 Instructions and the Department of Labor’s electronic filing system require that the participant loans be reported at the individual plan level.  As such, the participant loans and attendant interest are reported in the individual plan’s Form 5500 and not in the DFE’s Form 5500.